August 10, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk and Blake Grady

Re:	International General Insurance Holdings Ltd. Schedule TO-I Filed July 28, 2023 File No. 005-91471

Dear Ms. Chalk and Mr. Grady:

On behalf of International General Insurance Holdings Ltd. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 9, 2023 (the “Comment Letter”), regarding the Company’s Schedule TO-I which was filed on July 28, 2023 (the “Schedule TO”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”), which reflects revisions in response to the Comment Letter. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO-I filed on July 28, 2023), all page references herein correspond to the page of Amendment No. 1.

Schedule TO filed July 28, 2023

General

1.	We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please delete the reference or clarify that it is not applicable to the tender offer.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Offer to Purchase and Consent Solicitation to remove the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

2.

In your response letter, please explain why this issuer tender offer is not subject to Rule 13e-3. We note that it is an offer for all outstanding Warrants, and that the Public Warrants currently trade on the Nasdaq. To the extent that Warrants are not tendered but the offer is consummated, the remaining Warrants will be subject to mandatory redemption at a reduced price as compared to the offer price. In the alternative, please file and disseminate a Schedule 13E-3.

Company response: In response to the Staff’s comment, the Company respectfully submits the following legal analysis in support of the conclusion that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not applicable to the Offer.

The need to comply with Rule 13e-3 arises from the engagement in a transaction or series of transactions which has either a reasonable likelihood or a purpose of producing the effects described in paragraph (a)(3)(ii) of Rule 13e-3:

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

With respect to both paragraphs (A) and (B) of Rule 13e-3(a)(3)(ii), the Company confirms that the Offer was not undertaken with the purpose of producing, directly or indirectly, the going private effects of Rule 13e-3. As disclosed in the Offer to Purchase and Consent Solicitation (on page 2 and page 11), the purpose of the Offer is to reduce the number of Common Shares (as defined in the Schedule TO) that would become outstanding upon the exercise of the Warrants (as defined in the Schedule TO), thus providing investors and potential investors with greater certainty as to the Company’s capital structure.

With respect to paragraph (A) of Rule 13e-3(a)(3)(ii), the Company supplementally advises the Staff that, as of the time the Offer was commenced, the Company had approximately 38 record holders of its warrants (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 of the Commission’s Compliance and Disclosure Interpretations (“CD&Is”) relating to Rule 12g5-1). The Company notes Question and Answer 104.01 of the CD&Is relating to Rule 13e-3(a)(3) where the Staff concluded that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction is not deemed to have “caused” the class of securities to become eligible for termination of registration. Therefore, the Company concluded that the Offer will not be “producing” circumstances that render the warrants eligible for deregistration.

With respect to paragraph (B) of Rule 13e-3(a)(3)(ii), the Company believes such paragraph is inapplicable to the Offer because the Company did not have “a reasonable likelihood or a purpose” of causing the Warrants to be delisted from the Nasdaq stock exchange.

The Company does not expect that all of the Public Warrants or Private Warrants (each as defined in the Schedule TO) will be tendered. In the event that at least 65% of the Public Warrants are tendered in the Offer, the Warrant Agreement which governs the Public Warrants and Private Warrants would be amended to allow the Company in its discretion to redeem such Warrants; however, the redemption is not automatic or mandatory. While the Company may choose to redeem any remaining Warrants following completion of the Offer, any decision by the Company to redeem such remaining Warrants would be subject to market conditions, the number of Warrants not tendered and still outstanding, cash availability and other relevant considerations.

The Company also concluded that the Offer did not have a reasonable likelihood of changing the listing eligibility or resulting in the delisting of the Warrants based on Nasdaq’s listing requirements for warrants. Under Nasdaq Rule 5560, the only continued listing requirements for warrants on the Nasdaq Capital Market are that the underlying security (Common Shares) remains listed on Nasdaq and there must be at least two registered market makers. There is no continued listing requirement for warrants related to the number of holders of warrants, number of warrants outstanding, market value of warrants outstanding, or minimum bid price of the warrants. Therefore, the Company has not commenced the Offer with an expectation that the Warrants would be delisted, given the requirements for continued listing are minimal; to the contrary, the Company anticipates that (i) 100% of the Warrants will not be tendered (given historical trends, there is virtually no instance of a company obtaining 100% of its warrants tendered) and (ii) the Offer would not result in the delisting of the Warrants.

In addition, the Company believes that the policy concerns that prompted the SEC to enact Rule 13e-3 are not applicable to the Offer. For example, the SEC noted in its adopting release for the amendments to Rule 13e-3 (Release No. 33-8959) issued on September 23, 2008 that Rule 13e-3 is intended to provide the issuer’s securities holders with one last opportunity to obtain information about the issuer and consider their alternatives. The Company notes that, because the Company will continue to have Common Shares outstanding, listed and registered under the Exchange Act, the Offer will not affect the Company’s ongoing compliance with Exchange Act reporting requirements. As a result, any holders of Warrants who retain their Warrants after the Offer will continue to have available to them the same ongoing Company disclosure that has previously been available to them. The SEC has also expressed concern that securities holders confronted by a going private transaction are faced with the prospects of an illiquid market. However, holders of untendered Warrants would still be entitled to exercise their Warrants for Common Shares, which will remain registered under the Exchange Act and listed on Nasdaq, thereby limiting the policy concern regarding an illiquid market for untendered Warrants.

We are also aware of several other companies that have engaged in cash tender offers for all outstanding warrants on Schedule TO and not Schedule 13e-3 (Mondee Holdings in September 2022 and Playstudios in April 2022). In those transactions, the companies provided a similar legal analysis why Rule 13e-3 should not apply to such cash tender offers.

Because the Offer does not have the purpose or a reasonable likelihood of producing a change in the eligibility for deregistration of the warrants, or a delisting of the Warrants, the Company concluded that Rule 13e-3 does not apply to the Offer.

Security Ownership of Certain Beneficial Owners and Management, page 14

3.	Please revise the table showing the number of Common Shares beneficially owned by directors and executive officers to include the aggregate number and percentage of Private Warrants and Public Warrants held by each such person. See Item 1008(a) of Regulation M-A.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Offer to Purchase and Consent Solicitation (i) to add in footnote (2) to the Beneficial Ownership Table, which previously disclosed that the Company’s Executive Chairman Wasef Jabsheh beneficially owned 4,000,000 Private Warrants, that Mr. Jabsheh’s 4,000,000 Private Warrants comprised approximately 89% of all outstanding Private Warrants and approximately 23% of all outstanding Warrants and (ii) to state in footnote (9) to the Beneficial Ownership Table that no director or executive officer of the Company other than Wasef Jabsheh held any Public Warrants or Private Warrants.

Conditions; Termination; Waivers; Extensions; Amendments, page 16

4	The cross reference in Item 7(b) to Section 10 of the Offer Letter appears to be inappropriate, as Section 10 sets forth the conditions to the consummation of the Offer rather than any material conditions to any financing of consideration to be provided in the Offer. See Item 1007(b) of Regulation M-A. Please revise.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1 to Schedule TO to remove the cross reference in Item 7(b) to Section 10 of the Offer Letter and to confirm that there are no conditions relating to financing of consideration to be provided in the Offer.

We thank the Staff for its review of the foregoing and the Schedule TO. If you have further questions or comments, please feel free to contact me at 212-277-4004 or Michael.Levitt@Freshfields.com.

Sincerely,

/s/ Michael Levitt

cc:	Hatem Jabsheh Pervez Rizvi Rawan Alsulaiman International General Insurance Holdings Ltd. Derek Dostal Davis Polk & Wardwell LLP

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